# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amentum Holdings Inc, CIK 0002011286
CUSIP: 023939101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4800 Westfields Blvd, Suite 400, Chantilly, United States (X1), 20151
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000914208-25-000038
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Bermuda (D0); sole voting power 17,128,726; shared voting power 0; sole dispositive power 17,191,110; shared dispositive power 0; aggregate amount beneficially owned 17,191,110 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Amentum Holdings Inc
Address of issuer's principal executive offices: 4800 Westfields Blvd, Suite 400, Chantilly, VA 20151

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 17,191,110 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 7.1
Sole power to vote or to direct the vote: 17,128,726
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,191,110
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: However, no one individual has greater than 5% economic ownership. The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Invesco Advisers, Inc.
Invesco Asset Management Limited
Invesco Capital Management LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Invesco Ltd.: Robert R. Leveille, Global Head of Compliance (05/09/2025)